

April 12, 2011

<u>VIA E-mail</u>

Scott Duggan
Senior Vice President and General Counsel
The Fresh Market, Inc.
628 Green Valley Road, Suite 500
Greensboro, N.C. 27408

> **Re: The Fresh Market, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2011**
> **File No. 333-173005**

Dear Mr. Duggan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file all required exhibits, such as the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared your filing.

Prospectus Cover Page

3. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A; for example, the number of shares being offered by selling shareholders. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Part II

Undertakings, page 5

4. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Signatures, page 6

5. Please amend your filing to include your controller/principal accounting officer's signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director